SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on May 23, 2005, regarding the acquisition and building of the new 150 MW Shiloh wind project in northern California by its U.S. competitive energy subsidiary, PPM Energy.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in certain of our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 23, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER’S PPM ANNOUNCES NEW WINDFARM & BECOMES US LEADER FOR 2005 PROJECTS

ScottishPower’s competitive US energy subsidiary, PPM Energy (PPM), today said it will acquire and build the 150 MW Shiloh wind project in northern California, making PPM the current leader in US wind power for announced projects in 2005.

The fully permitted Shiloh project in Solano County, Calif., was acquired from enXco, an affiliate of EDF Energies Nouvelles of France. The capital invested in the project is expected to be approximately $235 million, and for Shiloh to be immediately earnings enhancing upon completion.

Output from the windfarm is currently being marketed and is expected to be sold shortly under long-term agreements. Approximately 80% of PPM’s wind power including Shiloh is sold under long-term contract.

PPM currently controls approximately 830 MW of wind power in seven states and has previously announced projects totaling 424 MW under development in 2005. With Shiloh’s 150 MW, PPM is expected to complete 574 MW in the year – more than announced to date by any other US developer – and have a total of approximately 1,400 MW under its control by year-end, well on target toward PPM’s goal of bringing online 2,300 MW of wind power by 2010.

“PPM is pleased to bring online this fifth project for 2005, extending our US wind power footprint from California to New York,” said Terry Hudgens, PPM’s CEO. “Our pipeline of projects has grown during the year and we are pleased to be bringing a large number of opportunities to the development stage.”

Further information:

Colin McSeveny, Group Media Relations Manager	0141 636 4515
Shelby Bell, Investor Relations Manager	0141 566 4552

23 May 2005